Writer's Direct Number	Writer's E-mail Address
212.756.2280                                        marc.weingarten@srz.com

            July 20, 2012

VIA EDGAR and FEDERAL EXPRESS

Maryse Mills-Apenteng Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	BMC Software, Inc. (“BMC”) Soliciting Material On Schedule 14A Filed on June 20, 2012 by Elliott Associates, L.P. et al. File No. 001-16393

Dear Ms. Mills-Apenteng:

On behalf of Elliott Associates, L.P. and its affiliates (“Elliott”), Paul E. Singer, Carl James Schaper, Thomas E. Hogan, John M. Dillon and Andreas W. Mattes (each, a “Filing Person” and collectively, with Elliott, the “Filing Persons”), we are responding to your letter dated June 22, 2012 (“SEC Comment Letter”). We have reviewed the comments of the SEC staff (the “Staff”) and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

The Filing Persons respectfully note for the Staff that Elliott and BMC have entered into an agreement to settle the proxy contest pertaining to the election of directors to BMC’s board of directors (the “Settlement Agreement”), as disclosed by BMC in its filing on Form 8-K dated July 2, 2012.  Pursuant to the terms of the Settlement Agreement, Elliott has withdrawn its notice of nomination of all of its director candidates to the BMC board of directors and has agreed to vote its shares in favor of each of the BMC nominees at the company’s 2012 annual meeting.

Exhibit A

1.
You state in the second paragraph of your letter to stockholders that BMC’s stock price as compared to its peers has been weak “over just about any relevant time period.”  Please specify the periods to which you refer.  Further, revise your disclosure in the right column on page 19 of Exhibit B to explain why a five or ten year period is irrelevant and self-serving.

Maryse Mills-Apenteng
July 20, 2012

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

Exhibit B

Operational Improvements, page 6

2.	You disclose non-GAAP financial measures here and on page 23. Please revise to comply with Item 10(e) of Regulation S-K, or advise.

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

Separation of Business Segments, page 10

3.
We note your statement that the “opportunity exists to perform a leveraged capital return.”  We also note your disclosure on page 12 regarding “LTM Net Debt / EBITDA at serviceable levels.”  Please clarify in your disclosure how you considered the impact of additional leverage on the company’s debt capital cost and the effect on its credit rating and ability to grow by impairing its ability to make acquisitions.

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

4.
The table at the bottom of page 10 indicates that BMC could realize a premium of 17% - 46%.  The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis.  Please advise, with a view toward disclosure, how you determined that the company can realize such a premium.  In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values.  Refer to SEC Release No. 34-16833 (May 23, 1980).

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

Maryse Mills-Apenteng
July 20, 2012

Strategic and Operational Review, page 14

5.	Please clarify your statement in the last bullet point to indicate the nature of the contacts, including the level of commitment expressed by the third parties.

The Filing Persons respectfully believe, based on discussions between the Filing Persons’ legal counsel and the Staff, that the above comment is rendered moot by the terms of the Settlement Agreement.

* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter.  The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings.  Please direct additional comments to me at (212) 756-2280 or David Rosewater at (212) 756-2208.

              Very truly yours,

          /s/ Marc Weingarten
           Marc Weingarten

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2012
ELLIOTT ASSOCIATES, L.P. By: Elliott Capital Advisors, L.P. as General Partner By: Braxton Associates, Inc. as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT INTERNATIONAL, L.P. By: Elliott International Capital Advisors, Inc., as Attorney-in-Fact By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

ELLIOTT CAPITAL ADVISORS, L.P. By: Braxton Associates, Inc. as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT SPECIAL GP, LLC By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

BRAXTON ASSOCIATES INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT ASSET MANAGEMENT LLC By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

THE LIVERPOOL LIMITED PARTNERSHIP By: Liverpool Associates, Ltd., as General Partner By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

LIVERPOOL ASSOCIATES LTD. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	HAMBLEDON, INC. By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President

ELLIOTT MANAGEMENT CORPORATION By: /s/ Elliot Greenberg Name: Elliot Greenberg Title: Vice President	/s/ Paul E. Singer Paul E. Singer

/s/ Carl James Schaper Carl James Schaper	/s/ Thomas E. Hogan Thomas E. Hogan

/s/ John M. Dillon John M. Dillon	/s/ Andreas W. Mattes Andreas W. Mattes